UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March 2004

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.p.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F     X                           Form 40-F
                      -------                                 ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes          No  X
                             -----       -----

     If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82    .
                                                 ----

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                       INSTRUMENTATION LABORATORY SPA

                             Table of Contents

----------------------------------------------- ------------------------------
Item                                                Sequential Page Number
----                                                ----------------------
----------------------------------------------- ------------------------------
Proxy Statement - Annual Shareholders'                     3-10
Meeting to be held on March 29/April 6,
2004
----------------------------------------------- ------------------------------

                                                             March 16, 2004




Dear Holder of American Depositary Shares:

     You are cordially invited to attend the Annual Shareholders' Meeting (the "Meeting") of Instrumentation Laboratory S.p.A (the "Company"), to be held on March 29, 2004 on first call, or, failing the attendance of the required quorum, on April 6, 2004 on second call, at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 11.30 a.m. The accompanying Proxy Statement and Voting Instruction Card contain important information about the matters to be acted upon at the Meeting. Please give this information your careful attention.

     Your Board of Directors has determined that approving the resolutions described herein and in the enclosed materials is in the best interests of the Company and its shareholders and recommends that they be approved.


                                       Sincerely


                                       Jose Maria Rubiralta
                                       Chairman and President

                       INSTRUMENTATION LABORATORY SPA

                              ---------------

                              PROXY STATEMENT
                        ANNUAL SHAREHOLDERS' MEETING
                   TO BE HELD ON MARCH 29 / APRIL 6, 2004

                              ---------------


Dear Holder of American Depositary Shares,

     The Board of Directors (the "Board") of Instrumentation Laboratory S.p.A. (the "Company") has convened the shareholders for the annual shareholders' meeting (the "Annual Shareholders' Meeting") to be held on March 29, 2004 on first call, or, failing the attendance of the required quorum, on April 6, 2004 on second call, in either case at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 11.30 a.m. The Agenda of the meeting is the following:

                                A G E N D A

I.   Ordinary part:

1. Resolutions according to art. 2364 of the Civil Code: approval of the Company's Balance Sheet and of the Board of Directors' Management Report as of November 30, 2003.

II.  Extraordinary part:

1. Resolutions in connection with art. 2446 of the Civil Code: proposed capital reduction, also by reduction of the nominal value of the shares, and simultaneous capital increase to a maximum amount of 105 million Euro, also by means of waiver of credits by the Shareholders; and

2. Updating to the provisions of Legislative Decree N. 6 of January 17, 2003 and subsequent amendments; adoption of a new text of By-laws; resolutions in connection therewith, in particular, appointment of the auditing company in connection with art. 2409-bis, 2nd paragraph of the Civil Code.

     On the matters to be considered at the meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. Under Italian corporate law, to which the By-laws of the Company refer, the quorum for an ordinary meeting of shareholders is constituted by the holders of fifty percent (50%) of the Ordinary Shares outstanding. At an adjourned ordinary meeting, no quorum is required. In either case, resolutions are carried by a simple majority of those present. Certain matters, such as amendments to the By-laws or an increase in share capital, may only be resolved at an extraordinary general meeting, at which special voting rules apply. Resolutions at an extraordinary meeting are validly carried by the presence and the affirmative vote of a majority of the Ordinary Shares outstanding. At an adjourned extraordinary meeting, resolutions are carried by the presence and affirmative vote of more than one-third of the Ordinary Shares outstanding. In addition, certain matters (such as a change in the purpose or form of the Company, liquidation of the Company prior to the date set forth in its By-laws, a waiver of preemptive rights and the issuance of preference shares) always require the affirmative vote of holders representing a majority of the outstanding Ordinary Shares.

     As of the close of business on March 10, 2004, Izasa Distribuciones Tecnicas S.A. ("Izasa"), through its affiliate IL Holding S.p.A, has the power to vote 77,485,171 Ordinary Shares, or approximately 85.4% of the outstanding Ordinary Shares. Such voting power enables Izasa, without additional votes, to control the approval of the resolutions to be submitted at the meeting. Izasa has advised the Company that it intends to cast all of the votes, directly or indirectly, controlled by it at the Annual Shareholders' Meeting for the approval of each resolution on the Agenda.

EXPLANATION OF THE RESOLUTION NO. 1 OF THE EXTRAORDINARY PART:

"1. RESOLUTIONS IN CONNECTION WITH ART. 2446 OF THE CIVIL CODE: PROPOSED CAPITAL REDUCTION, ALSO BY REDUCTION OF THE NOMINAL VALUE OF THE SHARES, AND SIMULTANEOUS CAPITAL INCREASE TO A MAXIMUM AMOUNT OF 105 MILLION EURO, ALSO BY MEANS OF WAIVER OF CREDITS BY THE SHAREHOLDERS"

A. Under the Italian law, the total shareholders' equity of a company is required to be above two-thirds of its share capital. Accumulated losses are deducted from the share capital in deriving the amount of total shareholders' equity. In a case that the total shareholders' equity is less than two-thirds of the originally paid-in amount of share capital, a company's board of directors is required to convene, within one year, a meeting of the shareholders and the shareholders must decide the best mean to address this shortfall.

     At the end of fiscal year 2003, the amount of total shareholders' equity of the Company was below two-thirds of its paid-in share capital as a result of net losses in the prior years. The Board of Directors hereby submits to the holders of Ordinary Shares a proposal to address this shortfall by reducing the Company's share capital. The share capital of the Company would be reduced by the amount of accumulated losses. The Board of Directors proposes to do this by decreasing the par value of an Ordinary Share from (euro)1.29 to (euro)0.33. The new par value is approximately the Company's book-value per share.

B. In light of the of the lower share capital, the Company and its Board of Directors believe it is necessary to increase the share capital of the Company through the issuance of additional shares. As a result, the Board of Directors proposes that the Company issue up to 318,181,818 new Ordinary Shares. If the capital increase is approved by the shareholders, all registered shareholders of the Company will be given the right to subscribe to their pro rata share of the new Ordinary Shares offered by the Company. The new Ordinary Shares would be issued at the new par value of (euro)0.33 per share. An affiliate of the major shareholder, IL Holding S.p.A, has indicated its willingness to subscribe to its pro rata share of the new Ordinary Shares. IL Holding S.p.A would subscribe for 85.4% of these new Ordinary Shares. In consideration for these Ordinary Shares subscribed, the Company is proposing to cancel the outstanding debt of (euro)89,700,595 the Company owes to IL Holding S.p.A. The Company's outstanding indebtedness as of November 30, 2003 would have been (euro)50,124,838 after giving effect to the proposed debt reduction.

     If the Annual Meeting approves the Board of Directors' proposal to increase the share capital, then in accordance with article 2441 of the Italian Civil Code, a registered shareholder has a right to subscribe pro rata and pay in, within thirty (30) days he has received notice from the Company regarding the increase in share capital. The pre-emptive rights are personal to a shareholder and are not transferable by him. The Board of Directors is proposing that a shareholder is not given a right to subscribe more than his pro rata share of the capital increase even if the offer is not fully subscribed at the end of the subscription period.

     For purposes of timing, it is expected that if the quorum is reached on the first call on March 29, 2004, and the decision to increase the share capital is approved at that Annual Meeting, the subscription period would end on or about May 7, 2004. However, if the quorum is reached on the second call on April 6, 2004, and the decision to increase the share capital is approved at that Annual Meeting, then it can be expected that the subscription period would end on or about May 14, 2004.

     While the subscription offer will be open to all shareholders to the extent legally permitted, the Company does not plan to file any registration statement with the U.S. Securities and Exchange Commission. As a result, no U.S. persons will be able to subscribe to the new Ordinary Shares without a valid exemption from the registration requirements under the U.S. securities laws.

     ADS holders will also similarly be given the right to subscribe to the new Ordinary Shares but only if such sale is pursuant to an exemption from the registration requirements under the U.S. securities laws.

     THIS PROXY SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE NEW ORDINARY SHARES. THE ORDINARY SHARES WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS PROXY IS BEING GIVEN FOR INFORMATIONAL PURPOSES ONLY AND IS BEING ISSUED PURSUANT TO AND IN ACCORDANCE WITH RULE 135C UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

EXPLANATION OF THE RESOLUTION NO. 2 OF THE EXTRAORDINARY PART:

"2. UPDATING TO THE PROVISIONS OF LEGISLATIVE DECREE N. 6 OF JANUARY 17, 2003 AND SUBSEQUENT AMENDMENTS; ADOPTION OF A NEW TEXT OF BY-LAWS; RESOLUTIONS IN CONNECTION THEREWITH, IN PARTICULAR, APPOINTMENT OF THE AUDITING COMPANY IN CONNECTION WITH ART. 2409-BIS,
2ND PARAGRAPH OF THE CIVIL CODE."

     As a result of recent changes in Italian corporate law, the Company is proposing a number of changes to its By-laws to address these changes. A copy of the changes to the By-laws can be obtained from the Company upon request and will be available at Annual Shareholders' Meeting for inspection.


THE MAJORITY SHAREHOLDER RECOMMENDS A VOTE FOR THE APPROVAL OF EACH RESOLUTION ON THE AGENDA.

     You may cast your vote on the resolutions referred to above either by filling in the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the Annual Shareholders' Meeting personally. Should you elect to cast your vote personally at the Annual Shareholders' Meeting in opposition to the recommendation of the Board, you will be required to follow certain procedures as required under Italian law. According to such procedures, you will be required to provide The Bank of New York not later than five (5) business days prior to the date of the Annual Shareholders' Meeting evidence that (i) you will be an ADS holder as of the date of the Annual Shareholders' Meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letter attached hereto as Annex A. Restrictions on transfer of your American Depositary Shares will apply for at least a five day period.

     Many thanks and best regards,

                                       INSTRUMENTATION LABORATORY S.p.A.

                           Milan, March 16, 2004

                                                                    ANNEX A

                        ANNUAL SHAREHOLDERS' MEETING

                       INSTRUMENTATION LABORATORY SpA

                   TO BE HELD ON MARCH 29 / APRIL 6, 2004

                               HOW TO ATTEND

Dear Beneficial Holder of American Depositary Shares:

     As indicated in the enclosed Proxy Statement, the annual meeting (the "Annual Shareholders' Meeting") of the shareholders of Instrumentation Laboratory SpA (the "Company") will be held on Monday, March 29, 2004 in first call, or, failing the attendance of the required quorum, on Tuesday, April 6, 2004 at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy at 11.30 a.m.

     The beneficial owners of American Depositary Shares of the Company ("Beneficial Owners") are entitled either (i) if in agreement with the Board's proposals outlined in the Proxy Statement, to instruct The Bank of New York, as Depositary of the Ordinary Shares of the Company, and accordingly, the shareholder of record of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and notarizing in Italy, the United States or in other jurisdictions (in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention), and returning to The Bank of New York, the enclosed Voting Instruction Card; or (ii) if dissenting from the Board's recommendation, to attend the Annual Shareholders' Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

     By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Annual Shareholders' Meeting and cast their vote personally.

     PURSUANT TO THE ITALIAN LAW GOVERNING THE ANNUAL SHAREHOLDERS' MEETING, MERELY HOLDING AMERICAN DEPOSITARY SHARES DOES NOT AUTOMATICALLY PERMIT THE BENEFICIAL OWNERS TO ATTEND THE ANNUAL SHAREHOLDERS' MEETING OR TO EXERCISE VOTING RIGHTS. IF A BENEFICIAL OWNER WISHES TO VOTE IN OPPOSITION TO THE RECOMMENDATION OF THE BOARD OF DIRECTORS, HE WILL NEED TO BE REGISTERED AS A SHAREHOLDER OF RECORD OF THE COMPANY AT LEAST FIVE DAYS IN ADVANCE OF THE MEETING AND ATTEND THE MEETING TO CAST HIS VOTE.

     In light of the foregoing, all Beneficial Owners who wish to attend the Annual Shareholders' Meeting must request from The Bank of New York (through the delivery of a Voting Instruction Card duly completed as specified above) an admission ticket for such meeting (which will require
(i) the lodging of the Beneficial Owner's American Depositary Receipts,
(ii) registration of the Beneficial Owner as a Shareholder of record and
(iii) registration of such Beneficial Owner's name in the Company's Shareholders' Register, pursuant to applicable provisions of Italian law, as described below). Beneficial Owners that wish to vote against the recommendation of the Board of Directors and that will not be attending personally, may appoint in writing (subject to applicable provision of Italian law and the recording of said Beneficial Owner as Shareholder of record pursuant to Section 4.07 of the Deposit Agreement), any person not being a Director, Statutory Auditor or employee of the Company as their proxy to vote at such meeting against the recommendations of the Board of Directors.

     All Beneficial Owners who wish to attend the Annual Shareholders' Meeting in person or by proxy and vote thereat must comply with the following conditions, no later than March 22, 2004 at 12.00 p.m. (noon) with the following:

          (1) The original Voting Instruction Card received by all Beneficial Owners of American Depositary Shares of record on March 10, 2004 must be delivered to The Bank of New York. The Voting Instruction Card must be notarized in Italy, or in the United States or in other jurisdictions, in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention; and

          (2) All American Depositary Shares held by a Beneficial Owner must be delivered to a blocked account with The Depository Trust Company for the account of The Bank of New York or all American Depositary Receipts held by such Beneficial Owner must be physically delivered to The Bank of New York for holding.


     Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall (i) request the Company and the Custodian to issue a share certificate registered in the name of said Beneficial Owner for the number of Shares evidenced by the Beneficial Owner's American Depositary Shares; (ii) send to the Company certified copies of the Voting Instruction Cards; (iii) take any actions which may be necessary or appropriate in order to prevent any transfers of such Beneficial Owner's American Depositary Shares (or American Depositary Receipts) in the period beginning five full days prior to the date of the meeting (the "Blocked Period"); (iv) cause the name and address of such Beneficial Owner to be registered in the Shareholders' Register ("Libro Soci") of the Company during the Blocked Period; (v) issue or cause to be issued an admission ticket for such meeting during such Blocked Period in respect of the number of Shares represented by such Beneficial Owner's American Depositary Shares; and (vi) cause the Company, after the meeting, to delete the Beneficial Owner as Shareholder of record and reinstate in such capacity The Bank of New York.

     In the absence of receipt by The Bank of New York of a properly completed Voting Instruction Card (containing non-discretionary instructions to vote contrary to the Board of Directors' recommendations), on or before the date indicated above, the voting rights pertaining to the American Depositary Shares, whose Beneficial Owners have not delivered such Voting Instruction Card shall be exercised by the Depositary, insofar as practicable and permitted under any applicable provision of the Deposit Agreement, Italian law and the Company's Certificate of Incorporation and By-laws ("Atto costitutivo e Statuto") in accordance with the recommendations of the Board of Directors.

     The Bank of New York and the Company assume no obligation and are subject to no liability with respect to the above described voting procedure, except that they agree to perform their respective obligations specifically set forth above without gross negligence or bad faith. The Beneficial Owner (or the person appointed by the latter as proxy in the Voting Instruction Card) will be entitled to receive the admission ticket either at the offices of The Bank of New York, located at 101 Barclay Street, New York, New York 10268, ADR Division, during the five (5) business days immediately preceding the date of the Annual Shareholders' Meeting or from the Company, starting from 10.00 a.m. on the date of the Annual Shareholders' Meeting at the offices of Pavia e Ansaldo in Milan, Italy, Via del Lauro 7.

     If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owners have been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Annual Shareholders' Meeting with no speech or voting powers. In such case the Beneficial Owners shall be required to comply with the condition set forth in Item 2 above.

     Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required.

Best regards.

                                       Sincerely yours,


                                       INSTRUMENTATION LABORATORY SPA


Instrumentation Laboratory SpA         The Bank of New York
Viale Monza 338                        101 Barclay Street
20128 Milano, Italy                    New York, New York 10268
Attn: Dr. Rossano Pozzi                Attn:  Brian Heston
tel. n.  +39-02-25221                  ADR Department
fax. n. +39-02-2522366                 tel. n. (212) 815-3938
                                       fax. n. (212) 571-3050


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                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       INSTRUMENTATION LABORATORY S.p.A.
                                       ---------------------------------
                                                (Registrant)


Dated: March 18, 2004                  By:     /s/ Jose Luis Martin
                                              ---------------------------------
                                       Name:  Jose Luis Martin
                                       Title: Chief Financial Officer
                                              (principal financial officer
                                              and principal accounting officer)